UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Univar Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

91336L 107

(CUSIP Number)

CD&R Univar Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Univar Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 40,585,412 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 40,585,412 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,585,412 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 29.4% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 40,585,412 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 40,585,412 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,585,412 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 29.4% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Associates VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 40,585,412 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 40,585,412 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,585,412 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 29.4% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Investment Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 40,585,412 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 40,585,412 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,585,412 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 29.4% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock (“Shares”), par value $0.01 (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3075 Highland Parkway, Suite 200, Downers Grove, IL 60515.

Item 2.	Identity and Background.

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	CD&R Univar Holdings, L.P., a Cayman Islands exempted limited partnership;

(ii)	CD&R Associates VIII, Ltd., a Cayman Islands exempted company;

(iii)	CD&R Associates VIII, L.P., a Cayman Islands exempted limited partnership; and

(iv)	CD&R Investment Associates VIII, Ltd., a Cayman Islands exempted company (the persons and entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”).

CD&R Univar Holdings, L.P. was created for the purpose of holding Shares of Common Stock on behalf of its limited partners:

(i)	Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership;

(ii)	CD&R Univar Co-Investor II, L.P., a Cayman Islands exempted limited partnership;

(iii)	CD&R Univar Co-Investor, L.P., a Cayman Islands exempted limited partnership;

(iv)	CD&R Univar NEP IX Co-Investor, LLC, a Delaware limited liability company;

(v)	CD&R Univar NEP VIII Co-Investor, LLC, a Delaware limited liability company;

(vi)	CD&R Advisor Univar Co-Investor, L.P., a Cayman Islands exempted limited partnership;

(vii)	CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership;

Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Univar Co-Investor II, L.P., CD&R Univar Co-Investor, L.P., CD&R Univar NEP VIII Co-Investor, LLC, CD&R Univar NEP IX Co-Investor, LLC, CD&R Advisor Univar Co-Investor, L.P. and CD&R Friends & Family Fund VIII, L.P. are collectively referred to herein as the “CD&R Univar Funds.” The CD&R Univar Funds hold limited partnership interests in CD&R Univar Holdings, L.P. and do not have sole or shared voting or dispositive power over any shares of the Issuer. The CD&R Univar Funds expressly disclaim beneficial ownership of the Shares beneficially owned by the Reporting Persons.

CD&R Associates VIII, Ltd. is the general partner of CD&R Univar Holdings, L.P.

CD&R Associates VIII, L.P. is the sole stockholder of CD&R Associates VIII, Ltd. CD&R Investment Associates VIII, Ltd. is the general partner of CD&R Associates VIII, L.P.

The Reporting Persons have entered into a joint filing agreement, dated as of July 1, 2015, a copy of which is attached to this Statement as Exhibit 1.

The address for each of the Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.

CD&R Univar Holdings, L.P. is a party to the Fourth Amended and Restated Stockholders Agreement, dated as of June 23, 2015 (the “Stockholders Agreement”), among the Issuer, CD&R Univar Holdings, L.P., Univar N.V., an entity controlled by certain investment funds (the “CVC Funds”) affiliated with CVC Capital Partners Advisory (U.S.), Inc. (“CVC”), Dahlia Investments Pte. Ltd. (the “Temasek Investor”) and the other stockholders party thereto. Shares beneficially owned and held by the CVC Funds, the Temasek Investor and the other stockholders party to the Stockholders Agreement and any of their respective affiliates are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. For a description of the relationship between CD&R Univar Holdings, L.P. and the other parties to the Stockholders Agreement in respect of their respective holdings of the Shares, see “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Stockholders Agreement.” As discussed under Item 5, each of the Reporting Persons disclaims beneficial ownership of all Shares owned by any other party to the Stockholders Agreement and their respective affiliates.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On November 30, 2010, the CD&R Univar Funds acquired the Shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons from the Issuer and Univar N.V. for an aggregate purchase price of approximately $763 million, which at the time represented an approximately 42.5% ownership position of the Issuer. The CD&R Univar Funds obtained such funds through capital contributions from their respective partners. On May 31, 2011, the Shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons were transferred from the CD&R Univar Funds to CD&R Univar Holdings, L.P. in exchange for limited partnership interests of CD&R Univar Holdings, L.P.

The Reporting Persons did not use any funds in connection with the Initial Public Offering and the Temasek Stock Purchase (as defined below). For a description of these transactions, see “Item 4. Purpose of Transaction.”

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

On June 23, 2015, the Issuer completed an initial public offering of 40,250,000 Shares (the “Initial Public Offering”). In the Initial Public Offering, the Issuer issued 20,000,000 new Shares of its Common Stock to the public, and the CVC Funds and certain other equity investors (collectively, the “IPO Selling Stockholders”) sold 20,250,000 Shares of Common Stock to the public. The Reporting Persons did not sell any of their shares in the Initial Public Offering.

In connection with the Initial Public Offering, the Issuer, Univar N.V. and the Temasek Investor entered into a Stock Purchase Agreement, dated as of June 1, 2015, as amended by the First Amendment to the Stock Purchase Agreement, dated as of June 19, 2015 (the “Temasek Stock Purchase Agreement”). Pursuant to the Temasek Stock Purchase Agreement, the Temasek Investor agreed to purchase $350 million of newly issued Shares of Common Stock at a price per share equal to $21.00 per share less the underwriting discounts and commission (not to exceed 5.5% per share) in a private placement transaction that was expected to close concurrently with the Initial Public Offering. In addition, pursuant to the Temasek Stock Purchase Agreement, the Temasek Investor agreed to purchase 5,000,000 Shares of Common Stock from Univar N.V. and certain other equity investors at a price per share equal to $20.79 in a private placement transaction that closed concurrently with the Initial Public Offering (both private placements together, the “Temasek Stock Purchase”). The Temasek Stock Purchase Agreement contains customary representations and warranties and operating covenants and was subject to customary closing conditions. The consummation of the Initial Public Offering was not conditioned upon the consummation of the Temasek Stock Purchase. The consummation of the Temasek Stock Purchase was conditioned upon the consummation of the Initial Public Offering. None of the Shares of Common Stock sold in the Temasek Stock Purchase were registered and sold in the Initial Public Offering.

The Temasek Stock Purchase closed on June 23, 2015, concurrently with the closing of the Initial Public Offering. The Temasek Investor purchased 22,636,684 Shares in the Temasek Stock Purchase, which represents approximately 16.4% of the outstanding Shares of Common Stock. The Reporting Persons did not sell any of their shares in the Temasek Stock Purchase. The description herein of the terms and conditions of the Temasek Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Temasek Stock Purchase Agreement, included as Exhibits 2 and 3, which is incorporated herein by reference.

Following the consummation of the Initial Public Offering and the Temasek Stock Purchase, the Reporting Persons beneficially own an aggregate of 40,585,412 Shares of Common Stock. The Shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 29.4% of the outstanding Shares of Common Stock. See “Item 5. Interest in Securities of the Issuer.”

The Reporting Persons have acquired beneficial ownership of the Shares of Common Stock as described in this Statement on Schedule 13D for investment purposes. Subject to the terms and conditions of the Stockholders Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Without limiting the foregoing, and subject to the terms and conditions of the Stockholders Agreement, the Reporting Persons may, from time to time acquire or cause affiliates to acquire additional Shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or continue to hold, or cause affiliates to hold, Common Stock (or any combination or derivative thereof). In addition, without limitation, and subject to the terms and conditions of the Stockholders Agreement, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of this filing, David H. Wasserman, a principal of Clayton, Dubilier & Rice, LLC (“CD&R”), George K. Jaquette, a principal of CD&R, and William S. Stavropoulos, an Advisory Partner to CD&R, have been designated by CD&R Univar Holdings, L.P. pursuant to the Stockholders Agreement to serve as the sponsor directors on the Issuer’s board of directors. Mr. Stavropoulos currently serves as the chairman of the Issuer’s board of directors. In their capacity as directors of the Issuer, Messrs. Wasserman, Jaquette and Stavropoulos or any successor CD&R Univar Holdings, L.P. designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Except as set forth in this Statement, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals identified in Item 2 above, have no other present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person identified in Item 2 with respect to the Issuer, subject to the terms and conditions of the Stockholders Agreement, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The Reporting Persons beneficially own an aggregate of 40,585,412 Shares of Common Stock. The Shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 29.4% of the outstanding Shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 137,884,122 Shares of Common Stock outstanding as of June 23, 2015, based on information provided to the Reporting Persons by the Issuer and after giving effect to the sale by the Issuer of 20,000,000 Shares in the Initial Public Offering and 17,636,684 Shares in the Temasek Stock Purchase.

Upon the closing of the Initial Public Offering and the Temasek Stock Purchase, CD&R Univar Holdings, L.P. directly owns 40,585,412 Shares of Common Stock. CD&R Associates VIII, Ltd. is the general partner of CD&R Univar Holdings, L.P. CD&R Associates VIII, L.P. is the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. is the general partner of CD&R Associates VIII, L.P. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the Shares held by CD&R Univar Holdings, L.P.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors, consisting of Donald J. Gogel and Kevin J. Conway. Messrs. Gogel and Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by CD&R Univar Holdings, L.P. Such persons expressly disclaim such beneficial ownership, and also expressly disclaim beneficial ownership of any Shares beneficially owned by the CVC Funds, the Temasek Investor and any other party to the Stockholders Agreement and their respective affiliates. All investment and voting decisions with respect to shares held by CD&R Univar Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the Shares shown as beneficially owned by the Reporting Persons and any Shares beneficially owned by the CVC Funds, the Temasek Investor and any other party to the Stockholders Agreement and their respective affiliates.

By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons, the CVC Funds and the Temasek Investor may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to beneficially own shares of Common Stock beneficially owned by the CVC Funds and the Temasek Investor. As of the date of this filing, based in part on information provided by the Issuer and after giving effect to the Initial Public Offering and the Temasek Stock Purchase, such a “group” would be deemed to beneficially own an aggregate of 92,035,309 Shares of Common Stock, or 66.7% of the Common Stock of the Issuer. This filing shall not be deemed an admission that the Reporting Persons, the CVC Funds and the Temasek Investor constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim beneficial ownership over any Shares of Common Stock owned by the CVC Funds and the Temasek Investor that they may be deemed to beneficially own solely by reason of the Stockholders Agreement, as well as any Shares of Common Stock owned by any other party to the Stockholders Agreement and their respective affiliates. Shares of Common Stock owned by the CVC Funds and the Temasek Investor are not included in this Statement.

(c) Except as set forth in Item 3 and Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any Shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock that are the subject of this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders Agreement

Concurrently with the consummation of the Initial Public Offering, the Issuer entered into the Stockholders Agreement, with CD&R Univar Holdings, L.P., Univar N.V., the Temasek Investor and the other stockholders party thereto.

Pursuant to the Stockholders Agreement, CD&R Univar Holdings, L.P. and Univar N.V. will each be entitled to designate (i) three sponsor directors and three independent directors for so long as CD&R Univar Holdings, L.P. or Univar N.V., as applicable, owns at least 50% of the Shares of Common Stock held by it or its affiliated funds on November 30, 2010, or any shares or other securities into which or for which such Shares may have been converted or exchanged in connection with any exchange, reclassification, dividend, distribution, stock split, combination, subdivision, merger, spin-off, recapitalization, reorganization or similar transaction (the “Original Shares”), (ii) two sponsor directors and one independent director for so long as CD&R Univar Holdings, L.P. or Univar N.V., as applicable, owns at least 25%, but less than 50%, of its Original Shares and (iii) one sponsor director for so long as CD&R Univar Holdings, L.P. or Univar N.V., as applicable, owns at least 5%, but less than 25%, of its Original Shares. CD&R Univar Holdings, L.P. will also have the right to nominate the chairman of the board of directors for so long as it owns at least 25% of its Original Shares. The Temasek Investor will have the right to nominate one director for so long as the Temasek Investor owns at least 10% of the outstanding Shares of Common Stock. With respect to any vacancy of a director nominated by either CD&R Univar Holdings, L.P., Univar N.V. or the Temasek Investor, the applicable entity will have the right to nominate his replacement. For as long as CD&R Univar Holdings, L.P., Univar N.V. and the Temasek Investor have the right to designate a director, CD&R Univar Holdings, L.P., Univar N.V. and the Temasek Investor will be required to vote their Shares of Common Stock in favor of all those persons nominated to serve as a director pursuant to the Stockholders Agreement. The initial sponsor directors appointed by CD&R Univar Holdings, L.P. are David H. Wasserman, a director of the Issuer since November 2010 and a principal of CD&R, which he joined in 1998, George K. Jaquette, a director of the Issuer since November 2010 and a principal of CD&R, which he joined in 1999, and William S. Stavropoulos, the non-executive chairman of the Issuer since November 2010 and an Advisory Partner to CD&R since 2006.

CD&R Univar Holdings, L.P., Univar N.V., the Temasek Investor and certain other stockholders are subject to certain restrictions on transfers of the Issuer’s Shares under the Stockholders Agreement. The Stockholders Agreement also contains customary registration rights for the Shares of Common Stock held by CD&R Univar Holdings, L.P., Univar N.V., the Temasek Investor and certain other stockholders, as well as customary information and access rights.

The description herein of the terms and conditions of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, included as Exhibit 4, which is incorporated herein by reference.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Indemnification Agreement

The Issuer has entered into an Indemnification Agreement, dated as of November 30, 2010, by and among CD&R Univar Holdings, L.P., the CD&R Univar Funds, CD&R, the Issuer and Univar USA Inc., pursuant to which the Issuer and Univar USA Inc. agreed to indemnify CD&R, CD&R Univar Holdings L.P., the CD&R Univar Funds and their respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of a consulting agreement, securities offerings by the Issuer and certain other claims and liabilities.

The description herein of the terms and conditions of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Indemnification Agreement, included as Exhibit 5, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of July 1, 2015, by and among the Reporting Persons.

2	Stock Purchase Agreement, dated as of June 1, 2015, among Univar Inc., Dahlia Investments Pte. Ltd. and Univar N.V.

3	First Amendment to the Stock Purchase Agreement, dated as of June 19, 2015, among Univar Inc., Dahlia Investments Pte. Ltd. and Univar N.V.

4	Fourth Amended and Restated Stockholders Agreement, dated as of June 23, 2015, among Univar Inc., CD&R Univar Holdings L.P., Univar N.V., Dahlia Investments Pte. Ltd. and the other stockholders party thereto.

5	Indemnification Agreement, dated as of November 30, 2010, by and among CD&R Univar Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Advisor Univar Co-Investor, L.P., CD&R Univar Co-Investor, L.P., CD&R Univar Co-Investor II, L.P., CD&R Univar NEP VIII Co-Investor, LLC, CD&R Univar NEP IX Co-Investor, LLC, Clayton, Dubilier & Rice, LLC, Univar Inc. and Univar USA Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2015

CD&R UNIVAR HOLDINGS, L.P.

By:	CD&R Associates VIII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. Mr. Gogel is a principal of Clayton, Dubilier & Rice, LLC.	United States of America

Kevin J. Conway	Mr. Conway is a director and officer of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. Mr. Conway is a principal of Clayton, Dubilier & Rice, LLC.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. Ms. Gore is a professional employee of Clayton, Dubilier & Rice, LLC.	United States of America